JPMORGAN INSTITUTIONAL TRUST

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

October 4, 2011

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Institutional Trust (the “Trust”); File No. 811-21638 – Post-Effective Amendment No. 18

Dear Mr. Di Stefano:

This letter is in response to the comments you provided on or around August 9, 2011 with respect to the Funds listed on Schedule A (the “Funds”). Our responses to your comments are set forth below. We will incorporate the changes referenced below into the Trust’s next annual update which will be filed as a POS AMI on or around June 28, 2012.

CONFIDENTIAL OFFERING MEMORANDUM COMMENTS

1.	Comment: The Risk/Return Summaries for the Core Bond Trust and the Intermediate Bond Trust disclose that the Funds invest in “sub-prime” mortgage-related securities. Please include additional risk disclosure in the Risk/Return Summaries given these Funds’ exposure to sub-prime mortgage-related securities.

Response: Additional risk disclosure will be added to the Trust’s annual update.

2.	Comment: The Intermediate Bond Trust and the Core Bond Trust seem to have similar investment strategies. How are the two Funds’ differentiated and how do their weighted maturities compare?

Response: The Intermediate Bond Trust focuses on intermediate-term securities whereas the Core Bond Trust invests in both intermediate and long-term securities. As disclosed in the “Risk/Return Summary,” the Intermediate Bond Trust mainly invests in securities with intermediate maturities and the Fund’s average weighted maturity will ordinarily range between three and ten years. In contrast, the Core Bond Trust invests in a portfolio of investment grade intermediate- and long-term debt securities. As disclosed in the “Risk/Return Summary,” the Core Bond Trust’s average weighted maturity will ordinarily range between four and 12 years.

3.	Comment: The Intermediate Bond Trust has a fundamental policy that provides as follows:

“As a matter of fundamental policy, the Fund will invest at least 80% of its net assets in bonds and at least 50% of its total assets will consist of obligations issued by the U.S. government or its agencies and instrumentalities, some of which may be subject to repurchase agreements.”

The Risk/Return Summary provides that, for purposes of the policy, “ ‘Assets’ means net assets, plus the amount of borrowings for investment purposes.” Shouldn’t the reference to “net assets” in the fundamental policy refer to “Assets?”

Response: The policy to invest 80% of the Fund’s net assets in bonds is measured based on net assets plus borrowings. In connection with the Fund’s next annual update, the definition of “Assets” will be replaced with the following definition of “net assets” to clarify that that the fundamental policy is measured based on net assets plus borrowings in accordance with Rule 35d-1 under the Investment Company Act of 1940, as amended.

“For purposes of this policy, ‘net assets’ means net assets, plus the amount of borrowings for investment purposes.”

4.	Comment: The Risk/Return Summary for the Equity Index Trust includes “Mid Cap Company Risk.” Is this risk appropriate given the capitalization of the issuers in the Equity Index Trust’s reference index, the S&P 500?

Response: “Mid Cap Company Risk” is included because some of the companies in the S&P 500 may also be classified as mid cap companies. Currently, the criteria for inclusion in the S&P 500 include companies with market capitalization in excess of US $4 billion. The criteria for inclusion in the S&P MidCap 400 Index include companies with market capitalizations in the range of US $1 billion to US $4.4 billion.1 As a result of the overlap between the capitalization categories, we believe it is appropriate to include “Mid Cap Company Risk” in the Risk/Return Summary as some of the companies in the S&P 500 could be classified as, or have characteristics of, mid cap companies.

[1]	Source: June 30, 2011 S&P MidCap 400 and S&P 500 factsheets at www.standardandpoors.com/indices/us.

5.	Comment: The names of each of the Funds in the Trust’s registration statement include the word “Trust” in their name (e.g., JPMorgan Equity Index Trust). Shouldn’t each of the series use the word “Fund” in their names instead (e.g., JPMorgan Equity Index Fund)?

Response: We believe that the use of the word “Trust” in each of the names helps avoid confusion with other similarly named J.P. Morgan Funds. The Funds of the Trust are offered only to accredited investors. The Funds use the word “Trust” in their names, in part, to avoid confusion with other J.P. Morgan Funds that have similar investment strategies and which are registered under the Securities Act of 1933 as amended and are offered to retail customers. These other funds include similarly named funds such as the JPMorgan Equity Index Fund and JPMorgan Core Bond Fund.

CONFIDENTIAL OFFERING MEMORANDUM SUPPLEMENT COMMENTS

6.	Comment: Page 7 contains disclosure concerning Zero-Coupon Securities (also known as Original Issue Discount or “OID securities”) and Pay-In-Kind securities. How much of the Funds’ portfolio are invested in OID and Pay-In-Kind securities?

Response: The Intermediate Bond Trust and Core Bond Trust invest in mortgage principal only securities, U.S. Treasury strips and other securities which may be classified as Zero-Coupon Securities. The amount that is invested in such securities may fluctuate. For the fiscal year ended February 28, 2011, the Core Bond Trust and Intermediate Bond Trust held approximately 18.50% and 20.89% of their NAV in Zero-Coupon Securities, respectively. The Funds did not invest in Pay-In-Kind securities as of February 28, 2011. The Zero-Coupon Securities used by the Funds consisted of the following:

Core Bond Trust:

Mortgage POs – 4.61% (of NAV)

Treasury Strips – 13.61% (of NAV)

Zero Coupon Bond – 0.28% (of NAV)

Intermediate Bond Trust:

Mortgage POs – 3.31% (of NAV)

Treasury Strips – 16.71% (of NAV)

Zero coupon Bond – 0.87% (of NAV)

To the extent that these types of securities are used as part of a Fund’s principal investment strategy, they are disclosed in the Risk/Return Summary of the Confidential Offering Memorandum. In this respect, the Risk/Return Summaries for the Intermediate Bond Trust and Core Bond Trust disclose that Principal Only securities and U.S. Government securities may be used as part of the main investment strategies of the Funds.

7.	Comment: On page 67, please revise the last heading to read as follows:

Other Directorships Held Outside Fund Complex During the Past 5 Years.

Response: The revision will be made in the next annual update to the Trust’s registration statement.

In connection with your review of the Post-Effective Amendment No. 18 filed by the Trust on June 28, 2011, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 248-5749.

Sincerely,

/s/Jessica K. Ditullio

Jessica K. Ditullio

Assistant Secretary

Schedule A

JPMorgan Core Bond Trust

JPMorgan Intermediate Bond Trust

JPMorgan Equity Index Trust